GMTech Inc.

45 Rockefeller Plaza, 21F

New York, New York 10111

January 16, 2024

Via Edgar

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMTech Inc.
Registration Statement on Form S-1
Filed December 5, 2023
File No. 333-275887

Dear Mr. Rohn and Mr. Krikorian:

This letter is in response to the letter dated January 2, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to GMTech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed on December 5, 2023

Cover Page

1.	Please disclose prominently on the cover page and in the prospectus summary that Yuyang Cui, your President, controls the company through her ownership of 100% of the voting power of the company's outstanding capital stock.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the cover page and in the prospectus summary of the Registration Statement that Yuyang Cui, our President, controls the company through her ownership of 100% of the voting power of the company's outstanding capital stock.

Prospectus Summary, page 1

2.	We note your disclosure that your target clients are small and medium businesses. Please expand your disclosure to define the criteria that would cause a client to be considered a small or medium business.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the prospectus summary of the Registration Statement disclosing that the criteria that would cause a client to be considered a small or medium business is that the number of the client’s employees is 200 or less.

3.	Please disclose that you have generated minimal revenue to date.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed in the prospectus summary of the Registration Statement that we have generated minimal revenue to date.

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Risk Factors

Our President, Yuyang Cui, owns and controls 100% of the voting power..., page 6

4.	Please revise your disclosure of Ms. Cui's ownership of your common stock to reflect the sale of 25%, 50% and 75% of the shares you are offering.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page 6 of the Registration Statement disclosing Ms. Cui's ownership of our common stock to reflect the sale of 25%, 50% and 75% of the shares we are offering.

Management's Discussion and Analysis, page 15

5.	We note your disclosure that your cash balance is not sufficient to fund your limited levels of operations for any period of time and that you require further funding. Please expand your disclosure to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Also disclose the minimum additional capital expected to be necessary to fund planned operations for a 12-month period. In discussing your expected liquidity needs, state the extent to which you are currently using funds in your operations on a monthly basis.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page 16 of the Registration Statement accordingly.

6.	Please expand your disclosure in this section to include a discussion about the company’s anticipated sources of revenue and how it expects to generate such revenue.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 15 of the Registration Statement the Company’s anticipated sources of revenue and how it expects to generate such revenue.

Description of Business, page 17

7.	Please thoroughly revise this section to clarify and better describe the status of your current operations and your plan of operations for the next twelve months, including the development of the AI tool. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has thoroughly revised this section by describing our current operations in Overview of Current Operations section on pages 19 and 20 of the Registration Statement and our plan of operations for the next twelve months including the development of the AI tool in Plan of Operation section on page 21 of the Registration Statement.

8.	Please disclose the terms of any material client contracts including the term and any termination provisions.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed the terms of the material client contracts including the term and termination provisions on page 21 of the Registration Statement.

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Directors and Executive Officers and Corporate Governance, page 29

9.	Please expand the biography for Yuyang Cui to briefly describe her business experience during the past five years and any other material information in accordance with Item 401 of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page 31 of the Registration Statement disclosing Yuyang Cui's business experience during the past five years and other material information.

Security Ownership of Certain Beneficial Owners and Management, page 32

10.	Please include Yuyang Cui's address on the beneficial ownership table in accordance with Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page 34 of the Registration Statement disclosing Yuyang Cui's address on the beneficial ownership table.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-8

11.	Please address the following items related to revenue recognition:

•	Expand your disclosure to clarify if your consulting contracts are fixed-price or time-and-materials.
•	We note your disclosure on page 4 that you have engaged third party IT service providers for some of your projects with customers. We further note your disclosure on page 21 that you currently have one employee which is your President. Of the service contracts disclosed on page 19, please clarify which contracts involved third party IT service providers. Expand your disclosure to disclose this business model. As it relates to these contracts, disclose your principal verses agent considerations. Refer to FASB ASC 606-10-55-36 through 55-40.
•	Reconcile your statement that customers are billed for services as they are performed to your Deferred Revenue disclosure that deferred revenue consists of payments made in advance of services provided to customers.
•	Clarify the last two sentences in your revenue recognition policy. In this regard, you state you are, “the principal in certain transactions in which the Company pays a commission to an agent for sales obtained for products. Such commission costs are recorded as advertising costs.”

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page F-8 of the Registration Statement.

Also, in response to the second bullet point above, the Company advises the following:

For services sourced through third-party exchanges, our accounting analysis for principal versus agent follows the two-step evaluation prescribed in ASC 606-10-55-36A to evaluate the nature of our promise and conclude whether we are the principal or agent:

1. Identify the specified good(s) or service(s) provided to the customer (i.e., distinct good(s) or service(s)); and

2. Determine if GMTech controls each specified good or service before that good or service is transferred to the customer.

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Step 1 - Identify the specified good(s) or service(s)

ASC 606-10-55-36 indicates that an entity must determine whether it is a principal or an agent for each specified good or service promised to the customer. As noted in BC24 of ASU 2016-08, “The principal versus agent considerations relate to the application of Step 2 of the revenue recognition model—identify the performance obligations in the contract. Appropriately identifying the good or service to be provided is a critical step in appropriately identifying whether the nature of an entity’s promise is to act as a principal or an agent.”

In determining the specified goods or services provided to our customers, we considered the nature of our promise to customers, the customers’ perspectives and expectations, and our contract with customers. The contracts with customers specify that we will provide consulting services to the client for the purpose of website development and related services. The client will pay GMTech for the fees incurred on a fixed basis. There is an identified service provided to the customer.

Step 2 - Determine if GMTech controls each specified good or service

In accordance with ASC 606-10-55-37, an entity is a principal if it controls the specific good or service before that good or service is transferred to a customer. The guidance further states that an entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or may engage another party to satisfy some or all of the performance obligation on its behalf. We control the website until such services have been performed under the client contract.

Note 3 - Acquisition, page F-10

12.	We note your disclosure of the terms of acquisition of Anptech Inc and that the Acquisition has been treated as a business combination under common control. Further, we note your financial statements begin on May 18, 2022, the date of inception of Anptech Inc. You also disclose that "The acquisition was accounted for in a manner similar to a pooling-of-interests with the assets and liabilities of the entities." Please clarify how your presentation complies with ASC 805-50-45-2 to 45-5 since it appears that you recognize the combination during the fiscal year ending October 31, 2023. Tell us how you considered retrospectively adjusting your historical financial statements to include the net assets received and related operations for all periods during which these companies were under common control.

Response: In response to the Staff’s comment, the Company advises the Staff that the acquisition of Anptech Inc was on October 16, 2023 as noted within Note 3. GMTech is the 100% owner of the Company’s operating subsidiary Anptech, a corporation that was organized under the laws of the State of New York on May 18, 2022. At the time, Anptech was a separate incorporated entity owned by Yuyang Cui. During fiscal year 2023, GMTech acquired Anptech.

Ms. Cui was the sole shareholder of both entities (Anptech and GMTech). At the time of the acquisition on October 16, 2023, there was no change in control over the assets by an ultimate parent (Yuyang Cui). The assets transferred to the entity are generally not stepped up to fair value and are, instead recorded at the ultimate parent’s historical cost basis. Based upon review of the acquisition, it appears that the assets and liabilities were appropriately carried over at the historical amounts. Further, the change in reporting entity requires retrospective combination of the entities for all periods presented as if the combination had been in effect since inception of common control in accordance with ASC 250-10-45-21.

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Signatures, page S-1

13.	We note that Yuyang Cui signed the registration statement on behalf of the company. Please ensure Yuyang Cui also signs the registration statement in her capacity as the principal executive officer. Refer to the signatures section of Form S-1.

Response: In response to the Staff’s comment, the Company advises the Staff that Yuyang Cui has signed the registration statement in her capacity as the principal executive officer. Please see the signatures section of Form S-1.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: The Company will provide, to the extent used, copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not copies of the communications were retained. As of the date of this letter, no such written communications have been presented to potential investors.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 1 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely,

/s/ Yuyang Cui

Yuyang Cui

Chief Executive Officer

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